ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                          GUARDIAN INTERNATIONAL, INC.
                             (a Florida corporation)

                                       I.

The name of the corporation is Guardian International, Inc. (the "Corporation").

                                       II.

Article III, Section (c) of the Articles of Incorporation of the Corporation are hereby amended as follows:

         1. Section 7(c)(ii) shall be deleted in its entirety and replaced with the following:

                  "(ii) Redemption Upon a Happening of Certain Event. A holder of Series D Preferred Stock may elect to cause the Company to redeem its shares of Series D Preferred Stock in the event that Richard Ginsburg sells or otherwise transfers to an unrelated third party (i.e., not to a family member, trust or other entity controlled by a family member, or similar transferees) any shares of the Company he owned on November 7, 2000 or if Sheilah and Harold Ginsburg (husband and wife) transfer to an unrelated third party (i.e., not a family member, trust or other entity controlled by a family member or similar transferees) more than 10% of the amount of shares of the Company they owned as of November 7, 2000 (either individually, jointly, or otherwise). The threshold limitations on the sale of shares held by Richard Ginsburg, Sheilah Ginsburg, or Harold Ginsburg shall be adjusted from time to time in proportion to any sales of the Series D Preferred Stock held by a holder of such stock as of November 7, 2000 to any person who is not an affiliate of Western Resources, Inc., a Kansas corporation, or of such holder. In the event of the death of Richard, Harold or Sheilah Ginsburg, transfers of the shares of the deceased holder to pay estate related taxes shall not be governed by the preceding sentence and are specifically permitted hereby; provided, however, that in connection with any transfer of shares to pay estate related taxes, the shares owned by the deceased holders shall be transferred in a distribution with no single transferee acquiring shares representing more than 5% of the outstanding shares of the Company (without taking into account the conversion of the Series D Preferred Stock). Any and all rights provided for in this Section 7(c)(ii) shall terminate upon the transfer of the Series D Preferred Stock by a holder of such stock as of November 7, 2000 to any person who is not an affiliate of Western Resources, Inc., a Kansas corporation, or of such holder."

         2.       Section 7(c)(iv) shall be deleted in its entirety.

         3. Section 7(e)(ii) shall be deleted in its entirety and replaced with the following:

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                  "(ii) Change of Control. Until the third anniversary of the
Issuance Date, so long as any shares of Series D Preferred Stock are outstanding, the holders of the Series D Preferred Stock shall be entitled to vote with the Common Stock, as a single class, on an "as converted" basis in accordance with Section 7(g) hereof, on any Change of Control which is submitted to a vote of the holders of the Common Stock for their approval. For these purposes, Change of Control occurs when (i) the acquisition directly or indirectly, by any "person" or "group" (as used in Section 13(d) of the Securities Exchange Act of 1934, as amended) of beneficial ownership (as defined in Section 13(d) ) of in excess of 35% of the Corporation's combined voting power of all then-outstanding voting securities, provided, however, that any acquisition or disposition (whether by sale, transfer, assignment, pledge, hypothecation, gift, placement in trust (voting or otherwise) or transfer by operation of law of, creation of a security interest in or lien on, or any other encumbering or disposal, directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily) of voting securities by Westar Security, Inc., a Kansas corporation, Western Resources, Inc., a Kansas corporation, or Protection One, Inc., a Delaware corporation, or any "affiliate" of any of such entities (as the term "affiliate" is defined by Rule 405 promulgated under the Securities Act of 1933, as amended) (collectively, the "Westar Group") shall not be deemed to be a "Change of Control"; (ii) the consummation of a merger, consolidation, or other business combination of the Corporation with any other person (as defined immediately above), other than a merger, consolidation or other business combination that would result in the outstanding Common Stock immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into common stock of the surviving entity or a parent or affiliate thereof) at least 65% of the outstanding Common Stock or stock of the surviving entity or parent or affiliate thereof outstanding immediately after such transaction; (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation; or
(iv) a majority of the Board of Directors of the Corporation shall consist of persons other than persons who (V) are members of the Board on the Issuance Date, (W) are nominated by David C. Wittig, at any time and from time to time,
(X) are elected or appointed to serve as Independent Directors (as defined below) prior to December 31, 1998, including but not limited to, Joel A. Cohen,
(Y) were elected to the Board by a majority vote of directors of the Board on the Issuance Date or their successors elected pursuant to this clause (Y), or
(Z) are elected by holders of either the Series C Preferred Stock or the Series D Preferred Stock in accordance with the terms of these Articles of Incorporation or are nominated by holders of the Series D Preferred Stock pursuant to Section 2(a) of that certain Stockholders Agreement dated as of October 21, 1998 (the "Stockholders Agreement") by and among the Corporation, Westar Security, Inc., a Kansas corporation ("Westar") and Harold Ginsburg, Sheilah Ginsburg, Richard Ginsburg and Rhonda Ginsburg (collectively, the "Ginsburgs"). For purposes of this Section 7(e)(ii), the term "Independent Director" shall mean a person who is not (i) an officer or employee of the Corporation or its Affiliates or of Westar or its Affiliates, or (ii) related by blood or marriage to any of the Ginsburgs."

         This Amendment to the Articles of Incorporation was duly adopted pursuant to Section 607.1002 of the Florida Business Corporation Act by the unanimous resolution of the Board of Directors on November 10, 2000 and was ratified by the sole holder of Series D Preferred Stock of the Company on November 10, 2000.

         IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed as of December 31, 2000.

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                                      GUARDIAN INTERNATIONAL, INC.


                                      By: /s/ DARIUS G. NEVIN
                                          --------------------------------------
                                      Name:   Darius G. Nevin
                                              ----------------------------------
                              Title:  Vice President and Chief Financial Officer
                                      ------------------------------------------